                                  SCHEDULE 13D
                                 (Rule 13d-101)


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                    Under the Securities Exchange Act of 1934
                                 Amendment No.  4
                                               ---

                             National-Oilwell, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   637071 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

   Thomas R. Denison - First Reserve Corporation, 1801 California St., #4110,
                        Denver, CO 80202, (303) 382-1280
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  March 7, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                        ------------------
CUSIP NO. 637071 10 1             SCHEDULE 13D               Page 2 of 20 Pages
---------------------                                        ------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Reserve Fund V, Limited Partnership
          I.R.S. No.: 06-1295657
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                       (b) [X]
-------------------------------------------------------------------------------
3         SEC USE ONLY
-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          N/A
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                               [ ]
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
 NUMBER OF         7          SOLE VOTING POWER
  SHARES
BENEFICIALLY                  0
 OWNED BY          ------------------------------------------------------------
   EACH            8          SHARED VOTING POWER
 REPORTING
  PERSON                      0
   WITH            ------------------------------------------------------------
                   9          SOLE DISPOSITIVE POWER

                              0
                   ------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                              0
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [X]
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          0.0%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                        ------------------
CUSIP NO. 637071 10 1             SCHEDULE 13D               Page 3 of 20 Pages
---------------------                                        ------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Reserve Fund V-2, Limited Partnership
          I.R.S. No.: 06-6351960
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
3         SEC USE ONLY
-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          N/A
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                               [ ]
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
 NUMBER OF         7          SOLE VOTING POWER
  SHARES
BENEFICIALLY                  0
 OWNED BY          ------------------------------------------------------------
   EACH            8          SHARED VOTING POWER
 REPORTING
  PERSON                      0
   WITH            ------------------------------------------------------------
                   9          SOLE DISPOSITIVE POWER

                              0
                   ------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                              0
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [X]
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          0.0%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                        ------------------
CUSIP NO. 637071 10 1             SCHEDULE 13D               Page 4 of 20 Pages
---------------------                                        ------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Reserve Fund VI, Limited Partnership
          I.R.S. No.: 06-1334650
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
3         SEC USE ONLY
-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          N/A
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                               [ ]
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
 NUMBER OF         7          SOLE VOTING POWER
  SHARES
BENEFICIALLY                  0
 OWNED BY          ------------------------------------------------------------
   EACH            8          SHARED VOTING POWER
 REPORTING
  PERSON                      6,816,634
   WITH            ------------------------------------------------------------
                   9          SOLE DISPOSITIVE POWER

                              0
                   ------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                              6,816,634
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,816,634
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           [X]
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          11.7%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                        ------------------
CUSIP NO. 637071 10 1             SCHEDULE 13D               Page 5 of 20 Pages
---------------------                                        ------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Reserve Fund VII, Limited Partnership
          I.R.S. No.:  06-1457408
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
3         SEC USE ONLY
-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          N/A
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                               [ ]
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
 NUMBER OF         7          SOLE VOTING POWER
  SHARES
BENEFICIALLY                  0
 OWNED BY          ------------------------------------------------------------
   EACH            8          SHARED VOTING POWER
 REPORTING
  PERSON                      1,548,600
   WITH            ------------------------------------------------------------
                   9          SOLE DISPOSITIVE POWER

                              0
                   ------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                              1,548,600
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,548,600
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           [X]
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          2.7%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                        ------------------
CUSIP NO. 637071 10 1             SCHEDULE 13D               Page 6 of 20 Pages
---------------------                                        ------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Reserve Fund VIII, LP
          I.R.S. No.:  06-1507364
-------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
3         SEC USE ONLY
-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          N/A
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                               [ ]
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
 NUMBER OF         7          SOLE VOTING POWER
  SHARES
BENEFICIALLY                  0
 OWNED BY          ------------------------------------------------------------
   EACH            8          SHARED VOTING POWER
 REPORTING
  PERSON                      2,209,100
   WITH            ------------------------------------------------------------
                   9          SOLE DISPOSITIVE POWER

                              0
                   ------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                              2,209,100
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,209,100
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           [X]
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          3.8%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                        ------------------
CUSIP NO. 637071 10 1             SCHEDULE 13D               Page 7 of 20 Pages
---------------------                                        ------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Reserve Fund VII, LP
          I.R.S. No.:  06-1520256
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
3         SEC USE ONLY
-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          N/A
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                               [ ]
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
 NUMBER OF         7          SOLE VOTING POWER
  SHARES
BENEFICIALLY                  0
 OWNED BY          ------------------------------------------------------------
   EACH            8          SHARED VOTING POWER
 REPORTING
  PERSON                      1,548,600
   WITH            ------------------------------------------------------------
                   9          SOLE DISPOSITIVE POWER

                              0
                   ------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                              1,548,600
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,548,600
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           [X]
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          2.7%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                        ------------------
CUSIP NO. 637071 10 1             SCHEDULE 13D               Page 8 of 20 Pages
---------------------                                        ------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Reserve GP VIII, LP
          I.R.S. No.: 06-1507318
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
3         SEC USE ONLY
-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          N/A
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                               [ ]
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
 NUMBER OF         7          SOLE VOTING POWER
  SHARES
BENEFICIALLY                  0
 OWNED BY          ------------------------------------------------------------
   EACH            8          SHARED VOTING POWER
 REPORTING
  PERSON                      2,209,100
   WITH            ------------------------------------------------------------
                   9          SOLE DISPOSITIVE POWER

                              0
                   ------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                              2,209,100
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,209,100
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           [X]
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          3.8%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                        ------------------
CUSIP NO. 637071 10 1             SCHEDULE 13D               Page 9 of 20 Pages
---------------------                                        ------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Reserve Corporation
          I.R.S. No.:  06-1210123
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
3         SEC USE ONLY
-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          N/A
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                               [ ]
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
 NUMBER OF         7          SOLE VOTING POWER
  SHARES
BENEFICIALLY                  0
 OWNED BY          ------------------------------------------------------------
   EACH            8          SHARED VOTING POWER
 REPORTING
  PERSON                      10,608,529
   WITH            ------------------------------------------------------------
                   9          SOLE DISPOSITIVE POWER

                              0
                   ------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                              10,608,529
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,608,529
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           [ ]
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          18.2%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                        -------------------
CUSIP NO. 637071 10 1             SCHEDULE 13D               Page 10 of 20 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           William E. Macaulay
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*
           N/A

--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           USA

--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER

                         0
      NUMBER OF        ---------------------------------------------------------
                     8   SHARED VOTING POWER
     BENEFICIALLY
                         22,119
                       ---------------------------------------------------------
       OWNED BY
                     9   SOLE DISPOSITIVE POWER

      REPORTING          0

                       ---------------------------------------------------------
         WITH       10   SHARED DISPOSITIVE POWER
                         22,119
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           22,119
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [X]


--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           0.0%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                        -------------------
CUSIP NO. 637071 10 1             SCHEDULE 13D               Page 11 of 20 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           John A. Hill
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*
           N/A

--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           USA

--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER

                         0
      NUMBER OF        ---------------------------------------------------------
                     8   SHARED VOTING POWER
     BENEFICIALLY
                         0
                       ---------------------------------------------------------
       OWNED BY
                     9   SOLE DISPOSITIVE POWER

      REPORTING          0

                       ---------------------------------------------------------
         WITH       10   SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [X]


--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           0.0%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                        -------------------
CUSIP NO. 637071 10 1             SCHEDULE 13D               Page 12 of 20 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Ben A. Guill
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*
           N/A

--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           USA

--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER

                         0
      NUMBER OF        ---------------------------------------------------------
                     8   SHARED VOTING POWER
     BENEFICIALLY
                         12,076
                       ---------------------------------------------------------
       OWNED BY
                     9   SOLE DISPOSITIVE POWER

      REPORTING          0

                       ---------------------------------------------------------
         WITH       10   SHARED DISPOSITIVE POWER
                         12,076
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           12,076
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [X]


--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           0.0%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 4 to the statement on Schedule 13D filed on September 28, 1998, by First Reserve Fund V, Limited Partnership ("Fund V"), First Reserve Fund V-2, Limited Partnership ("Fund V-2"), First Reserve Fund VI, Limited Partnership ("Fund VI"), First Reserve Fund VII, Limited Partnership ("Fund VII"), First Reserve Fund VIII, LP ("Fund VIII", and collectively, with Fund V, Fund V-2, Fund VI and Fund VII, the "Funds"), First Reserve GP VII, LP, ("GP VII"), First Reserve GP VIII, LP ("GP VIII"), First Reserve Corporation ("First Reserve"), William E. Macaulay and John A. Hill relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of National-Oilwell, Inc., a Delaware corporation ("National-Oilwell" or the "Company"). That
Schedule 13D is hereby amended as set forth below.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended by deleting the second paragraph and replacing the second paragraph with the following:

         The Funds are Delaware limited partnerships with limited terms of existence. Their principal purpose is to make equity, equity-linked and debt investments in companies engaged in various energy and energy related activities.

         The remaining paragraphs of Item 2 are unchanged.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Item 4 is hereby amended by deleting the second, third, and fourth paragraphs and replacing those paragraphs with the following:

         The Funds intend to participate in and influence the affairs of the Company through the exercise of their voting rights with respect to the shares of Common Stock owned by the Funds. Two officers of First Reserve (William E. Macaulay and Ben A. Guill) currently serve as directors of the Company.

         First Reserve and the Funds intend to review on a continuing basis the Funds' investment in the Company and may or may not purchase additional shares, on the open market or otherwise, subject to: the price and availability of the Company's securities; subsequent developments affecting the energy market as a whole; the Company and the Company's business and prospects; other investment and business opportunities available to the Funds; general stock market and economic conditions; and other factors. First Reserve and the Funds may also decide to dispose of Company securities at any time or to formulate other purposes, plans or proposals regarding the Company or any of its securities based on all of the above factors and on the eventual liquidation of each Fund in accordance with its respective partnership agreement.

         Fund VII and Fund VIII each filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with the Federal Trade Commission and the United States Department of Justice stating an intention to purchase at least $15 million of the Company's Common Stock. Fund VIII's filing further stated that it may, upon consultation with the Company and depending upon market conditions, purchase over 15% of the outstanding shares of the Company's Common Stock. First Reserve and the Funds do not have any commitment to make those purchases and may, based on any of the factors listed above, decide not to make such additional purchases.

                                                             PAGE 13 OF 20 PAGES

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby deleted and replaced with the following:

         (a) As of March 7, 2000, the Funds beneficially owned an aggregate of 10,574,334 shares of Common Stock. Additionally, William E. Macaulay and Ben A. Guill hold stock options issued under the Company's non-employee director stock option plan covering 22,119 and 12,076 shares of Common Stock, respectively. The 10,608,529 total shares constitute approximately 18.2% of the 58,258,955 shares of Common Stock outstanding as of November 12, 1999, as reported by the Company.

         GP VII and GP VIII as the general partner of Fund VII and Fund VIII may be deemed to beneficially own the shares of Common Stock owned by those respective Funds. First Reserve as the general partner of Fund V, Fund V-2, Fund VI, GP VII and GP VIII may be deemed to beneficially own all shares of Common Stock owned by the Funds. First Reserve shares beneficial ownership of the options held by Mr. Macaulay and Mr. Guill under certain terms of their employment agreements with First Reserve. Mr. Macaulay and Mr. Hill, as directors and shareholders of First Reserve, may be deemed to share beneficial ownership of the shares beneficially owned by First Reserve and the Funds. Mr. Macaulay and Mr. Hill disclaim beneficial ownership of such shares. Except as set forth otherwise in this Schedule 13D, neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that Mr. Macaulay or Mr. Hill is the beneficial owner of the Common Stock referred to in this paragraph for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.


                                                             PAGE 14 OF 20 PAGES

         The number and percentage of shares of Common Stock beneficially owned by each Reporting Person are as follows:


                                                                   Percentage of Shares
                                                                     of Common Stock
                                                                     Outstanding on
                                                  Shares            November 12, 1999
                                               ------------        --------------------

Fund V                                                   0                 0%

Fund V-2                                                 0                 0%

Fund VI                                          6,816,634              11.7%

Fund VII                                         1,548,600               2.7%

Fund VIII                                        2,209,100               3.8%

GP VII (through Fund VII)                        1,548,600               2.7%

GP VIII (through Fund VIII)                      2,209,100               3.8%

First Reserve*                                  10,608,529              18.2%

William E. Macaulay*                            10,608,529              18.2%

John A. Hill*                                   10,608,529              18.2%

Ben A. Guill                                        12,076               .02%



*10,574,334 of the shares reported as beneficially owned by First Reserve, Mr. Macaulay and Mr. Hill are directly owned by the Funds. Additionally, 22,119 and 12,076 of the shares reported are stock options issued to Mr. Macaulay and Ben
A. Guill, respectively. Mr. Hill disclaims beneficial ownership of all such shares, and Mr. Macaulay disclaims beneficial ownership of all shares not directly held by him.

         (b) Each Fund shares with its general partner the power to vote or to direct the vote of the shares directly held by it. GP VII and GP VIII, in their roles as general partners of Fund VII and Fund VIII, respectively, and First Reserve, in its role as general partner of Fund V, Fund V-2 and Fund VI, and of GP VII and GP VIII, share with each Fund the power to cause each Fund to dispose of or vote the shares of Common Stock directly held by such Fund. First Reserve also shares dispositive control over the 34,195 stock options held by Mr. Macaulay and Mr. Guill under certain terms of their employment with First Reserve. As a result of their positions with and ownership interest in First Reserve, Mr. Macaulay and Mr. Hill may be deemed to have shared power to direct the voting and disposition of 10,608,529 shares reported.

                                                             PAGE 15 OF 20 PAGES

         (c) The following routine brokerage transactions have been made by Fund V, Fund V-2, and Fund VI, respectively, within the past 60 days:



          TRADE DATE                    SHARES SOLD                PRICE PER SHARE                   FUND
          ----------                    -----------                ---------------                   ----

          2/14/2000                       218,830                      22.486                          V

          2/15/2000                       116,000                      22.450                          V

           3/1/2000                       334,830                      24.194                         V-2

           3/2/2000                       150,000                      26.308                         VI

           3/3/2000                       129,000                      26.037                         VI

           3/6/2000                       290,500                      25.505                         VI

           3/7/2000                       314,700                      25.849                         VI
                                        ---------

                                        1,219,030

         (d) To the best knowledge of the Reporting Persons, no other person has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the shares of Common Stock owned by the Reporting Persons.

         (e) Not applicable



                                                             PAGE 16 OF 20 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         Dated: March 14, 2000.

                                     FIRST RESERVE FUND V, LIMITED PARTNERSHIP

                                     By:  First Reserve Corporation,
                                          as General Partner



                                          By: /s/ Thomas R. Denison
                                              ---------------------------------
                                              Name:  Thomas R. Denison
                                              Title: Managing Director


                                     FIRST RESERVE FUND V-2, LIMITED PARTNERSHIP

                                     By:  First Reserve Corporation,
                                          as General Partner



                                          By: /s/ Thomas R. Denison
                                              ---------------------------------
                                              Name:   Thomas R. Denison
                                              Title:  Managing Director


                                     FIRST RESERVE FUND VI, LIMITED PARTNERSHIP

                                     By:  First Reserve Corporation,
                                          as General Partner



                                          By: /s/ Thomas R. Denison
                                              ---------------------------------
                                              Name:   Thomas R. Denison
                                              Title:  Managing Director




                                                             PAGE 17 OF 20 PAGES

                                     FIRST RESERVE FUND VII, LIMITED PARTNERSHIP

                                     By:  First Reserve GP VII, LP, as General
                                            Partner
                                          By:  First Reserve Corporation,
                                               as General Partner



                                          By:  /s/ Thomas R. Denison
                                               --------------------------------
                                               Name:  Thomas R. Denison
                                               Title:  Managing Director



                                     FIRST RESERVE FUND VIII, L.P.

                                     By:  First Reserve GP VIII, LP, as General
                                            Partner,
                                          By:  First Reserve Corporation
                                               as General Partner



                                          By:  /s/ Thomas R. Denison
                                               --------------------------------
                                               Name:  Thomas R. Denison
                                               Title: Managing Director





                                     FIRST RESERVE GP VII, LP

                                     By:  First Reserve Corporation,
                                            as General Partner



                                          By:  /s/ Thomas R. Denison
                                               --------------------------------
                                               Name:  Thomas R. Denison
                                               Title: Managing Director



                                                            PAGE 18 OF 20 PAGES

                                 FIRST RESERVE GP VIII, LP

                                 By:  First Reserve Corporation,
                                        as General Partner



                                      By:  /s/ Thomas R. Denison
                                           -----------------------------------
                                           Name:  Thomas R. Denison
                                           Title: Managing Director



                                 FIRST RESERVE CORPORATION



                                 By:  /s/ Thomas R. Denison
                                      ----------------------------------------
                                      Name:  Thomas R. Denison
                                      Title: Managing Director



                                 William E. Macaulay



                                 By:  /s/ Thomas R. Denison
                                      ----------------------------------------
                                      Name:  Thomas R. Denison
                                      His Attorney-in-Fact
                                      (See Previously Filed Power of Attorney)





                                 John A. Hill



                                 /s/ Thomas R. Denison
                                 ---------------------------------------------
                                 Name:  Thomas R. Denison
                                 His Attorney-in-Fact
                                 (See Previously Filed Power of Attorney)



                                                             PAGE 19 OF 20 PAGES

                                 Ben A. Guill



                                 /s/ Thomas R. Denison
                                 ---------------------------------------------
                                 Name:  Thomas R. Denison
                                 His Attorney-in-Fact
                                 (See Attached Power of Attorney)



                                                             PAGE 20 OF 20 PAGES

                                POWER OF ATTORNEY
                                    (LIMITED)

         KNOW ALL MEN BY THESE PRESENTS, that I, Ben A. Guill of Houston, County of Harris, State of Texas, reposing special trust and confidence in Thomas R. Denison , of Littleton, County of Arapahoe, State of Colorado, have made, constituted and appointed, and by these presents do make, constitute and appoint the said Thomas R. Denison my true and lawful attorney-in-fact and agent, for me and in my name, place and stead, both for me personally and in my capacity as President of First Reserve Corporation, with full power and authority to do and perform each and every act necessary, as fully as I might do if personally present, to accomplish and complete the following acts or transactions:


         sign on my behalf, any and all filings, (including filings with the Securities and Exchange Commission), agreements, notices or documents arising from, or related to, First Reserve Corporation's holdings, investments or activities.

         I, Ben A. Guill, hereby ratify and confirm all that said Thomas R. Denison might or could lawfully do or lawfully cause to be done by virtue of this Power of Attorney. This Power of Attorney shall remain in effect until revoked and shall not be affected by disability of the Principal.

         DATED this 9th day of December, 1999.


                                                By: /s/ Ben A. Guill
                                                    ----------------------------
                                                    Ben A. Guill

STATE OF Texas                      )
                                    )
COUNTY OF Harris                    )

The foregoing instrument was acknowledged before me this 9th day of December, 1999, by Ben A. Guill, the Principal.


Witness my hand and official seal:
                                   --------------------------------------
                                   Notary Public
                                   --------------------------------------
                                   Address
                                   --------------------------------------

My commission expires:
                                   --------------------------------------